Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gexa Corp.
Commission File No.: 0-16179

This filing includes an investor presentation to be used in a meeting to be held in Madrid, Spain on May 17, 2005.

BBVA Bank Meeting May 2005

Cautionary Statements And Risk Factors That May Affect Future Results Any statements made herein about future operating results or other future events are forwardlooking statements under the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from such forward looking statements. A discussion of factors that could cause actual results or events to vary is contained in the Appendix herein and in the Company's SEC filings.

ADDITIONAL INFORMATION ON GEXA TRANSACTION FPL Group has filed a registration statement on Form S4, including preliminary versions of GEXA's proxy statement and FPL Group's prospectus and other relevant documents, with the Securities and Exchange Commission concerning the proposed transaction. The information in that registration statement, including the proxy statement/prospectus contained therein, is not complete and may be amended, and no offer or sale, or solicitation of an offer to buy, the securities to be registered may be made until the registration statement is effective. You are urged to read the registration statement containing the proxy statement/prospectus and any other relevant documents filed or that will be filed with the SEC when they become available because they contain or will contain important information about FPL Group, GEXA and the transaction. You may obtain the registration statement containing the preliminary proxy statement/prospectus, the other documents and, when filed, the definitive versions of these materials, free of charge at the SEC's web site, www.sec.gov. In addition, they may also be obtained for free from FPL Group by directing a request to FPL Group, Inc., 700 Universe Blvd., Juno Beach, Florida, 33408, Attention Investor Relations and from GEXA by directing a request to GEXA Corp., 20 Greenway Plaza, Suite 600, Houston, Texas, 77046, Attention Dave Holman. FPL Group, GEXA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of GEXA in connection with the transaction. Information about the direct or indirect interests of FPL Group is set forth in its report on Schedule 13D filed with the SEC. Information about the directors and executive officers of FPL Group is set forth in its proxy statement for its 2005 annual meeting of shareholders and its annual report on Form 10K for the fiscal year ended 2004 and information about the directors and executive officers of GEXA and their ownership of GEXA stock is set forth in the report on Form 8K of GEXA filed March 28, 2005, the ownership reports of such persons on Schedule 13D and Forms 3 and 4 filed with the SEC and in the registration statement and the preliminary proxy statement/prospectus. Investors may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus when it becomes available.

FPL Group A Premier U.S. Electric Company Proven ability to operate effectively in regulated and deregulated markets Track record of operational excellence and continuous improvement Among the leaders in environmental excellence Strong financial position Commitment to creating shareholder value 5 year Total Shareholder Return (12/31/99 12/31/04) 113% 11% 44% FPL Group s&p 500 index dow jones utilities index

With two strong businesses FPL Group FPL One of the largest U.S. electric utilities Vertically integrated, retail rateregulated utility 18,940 mw in operation 4.2 million customers $8.7 billion operating revenue FPLE Energy Successful wholesale generator, U.S. market leader in wind generation 11,520 mw in operation $1.7 billion operating revenue A Growing, Diversified Company Financial data as of 12/31/04

FPL

FPL One of the Best Electric Utilities in the U.S. Historically In 2005 1 Beyond 2005 1 Among strongest customer growth rates in the nation Slowdown possible due to 2004 hurricanes Expect growth to continue at historic pace Investing to meet the demands of customer growth Addition of 1,900 gas fired mw at Martin and Manatee Addition of 1,150 gas fired mw at Turkey Point in 2007 Focus on operational excellence and productivity Top quartile reliability Managing continued cost pressures Continued cost management One of the lowest emitting utilities in the U.S. Increasing natural gas usage Plans to introduce LNG into our fuel mix Constructive regulatory environment Regulatory issues: storm cost recovery and rate base case Evaluating the addition of solid fuel generation

Strong customer growth Average customer accounts (millions) CAGR 2.1% 3.42 4.22 94 95 96 97 98 99 00 01 02 03 04

Requires significant investment Capital Expenditures (billions)$0.5 $1.0 $1.5 $2.0 $2.5 96 97 98 99 00 01 02 03 04 05E 06E 07E 2003 2007 cumulative CapEx of $8.1 bn All other New Generation 1 Estimated capital expenditures from 10K for the year ended 12/31/04 filed on 2/28/05

2006 Rate Case Update Petition On March 22nd FPL filed a rate request of $430 million $184 million for revenue requirements associated with new plants and infrastructure $100 million for additional storm damage reserve accrual $100 million to cover anticipated RTO costs $46 million misc. expenses (employee benefits, insurance, nuclear and fossil maintenance, etc.) Additional annual increase of $123 million to cover costs of Turkey Point expansion expected in mid 2007 Requested increase includes: A return on equity range of 11.3% to 13.3%, with a midpoint of 12.3% ROE includes a 50 basis point performance incentive Continuation of a 55.8% adjusted equity ratio Depreciation studies, filed separately, includes license extension at our nuclear facilities at St. Lucie and Turkey Point

2006 Rate Case Continued Impact on typical residential customer's bill 2006 to mid 2007 $3/month Mid 2007 and beyond: additional 1.25/month Rate case timeline March june july july august november Filed formal rate request Quality of service hearings Intervenor, staff, and FPL rebuttal testimony Rate Hearings Final decision by FPSC expected

First Base Rate Increase Request in More Than 20 years History of Changes in Base Rates (millions) $400 $300 $200 $100 $0 $100 $200 $300 83 85 87 89 91 93 95 97 99 01 03 Permanent change one time refund

Storm Reserve Recovery Update Total restoration cost of $890 million net of insurance Deficit of $536 million to be recovered subject to reasonableness and prudency deficit has been deferred We began recovering the deficit through a monthly surcharge in February 2005. Reasonableness of full recovery being challenged by OPC and other interested parties Hearings held April 20th 21st and commission decision expected in July Securitization legislation passed by Florida legislature

Capacity Additions and Fuel Diversity at FPL 10 year Power Plant Site Plan (2005 2014) filed in April 2005 with the FPSC Post 2011 clean coal alternatives being evaluated Report on Clean Coal Generation filed with Commission in March 2005 Currently evaluating several LNG proposals

One of the Best Track Records in the Industry Excellent operational performance Superior cost management Among leaders in environmental performance Outstanding hurricane restoration efforts Meeting FPSC required 20% reserve margin Outage time per customer (minutes) FPL 70 Industry average 137 O&M per retail kwh (cents) 1.67 1.79 1.49 1.24 Industry 95 96 97 98 99 00 01 02 03 04 1 2004 for FPL; 2003 for the industry 2 Excluding the impact of three hurricanes that hit FPL's service territory

FPL Energy
FPL Energy Portfolio by asset Type 11,520 net mw in operation Contracted Merchant Seabrook Wind As of 12/31/04

FPL Energy A Growing, Profitable Wholesale Generator Historically In 2005 1 Beyond 2005 U.S. leader in wind energy Addition of 500 750 mw, with 106 mw under construction Potential to add 250 500 mw annually over 5 yrs, dependent on PTCs Seabrook nuclear plant great performer in a good marked Uprate of 71 mw during Spring outage 2nd phase of uprate (13 mw) in Fall 2006 outage Continued solid earnings, due to new contracts at higher prices Contracted assets favorable QF contracts with stable earnings Improving income due to prior restructurings Expect steady income and further potential contract restructurings Gas merchant portfolio well positioned, but in depressed markets Drag on EPS but cash flow positive Upside leverage could be worth up to $0.50/share when equilibrium returns Disciplined risk management and trading 80% of mw under contract and over 90% margin hedged Expect to continue our practice of hedging 75%. New hedges placed at higher prices 2 Positioned for strong earnings and cash flow in the future Free cash flow positive As of 3/31/05

U.S. Leader in Wind Energy Public policy support required Long term contracts American Wind $505 million; 73% leverage National Wind $465 million; 86% leverage Wind Generation market share Mw 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 99 00 01 02 03 04 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 18% 22% 33% 37% 43% 41% FPL Energy Industry FPL Energy market share

Wind is a Significant Source of Income Growth Wind Generation Additions (mw) 200 400 600 800 1,000 1,200 Pre00 00 01 02 03 04 05 Each 100 mw adds roughly 1 1/2 2 cents/share first twelve months Projected Wind Generation Additions (mw) 200 400 600 800 1,000 1,200 05 06 07 In service Long run potential average of 250 500 mw/year dependent on PTCs 1 Actual through 3/31/05

Contracted Portfolio Profile Significant contract restructurings each of the last three years Ongoing earnings contribution Potential for further restructurings in portfolio Contract Maturity Mw under contract 0 500 1,000 1,500 2,000 2,500 2005 2008 2011 2014 2017 2020 2,236 net mw in operation Fuel Diversity Gas 50% Gas/oil 39% Oil 2% Other 9% As of 2/4/05

Significant Upside Potential in Merchant Assets Seabrook uprate (84 net mw) and recontracting increases pretax margin contribution by $80 $100 million in 2007 versus 2004 Regional Diversity nepool ercot all other Return to market equilibrium could add $200 $250 million pretax gross margin for gas merchants probably late in the decade Mw as of 2/4/05

FPL Energy Contract Coverage More than 90 percent of expected 2005 gross margin hedged 1 Weighted to reflect inservice dates, planned maintenance and Seabrook refueling outages and uprates 2 Reflects Round the Clock MW 3 Includes all projects with mid to longterm purchase power contracts for substantially all of their output 4 Includes only those facilities that require active hedging 5 Reflects on peak MW Totals may not add due to rounding Balance 2005 2006 Asset Class Available MW % MW under contract Wind contracted merchant NEPOOL ERCOT All other Total Portfolio 2968 97 3199 91 2215 99 2044 99 2287 69 2343 42 2662 82 2644 48 1284 26 1446 17 11415 80 11675 64

FPL Group

FPL Group Financially Strong and Positioned for Long term Growth Historically In 2005 Beyond 2005 Conservative balance sheet warrants strong credit rating Moody's upgraded outlook on Capital to Stable s&p and Fitch reaffirmed ratings Maintain a conservative balance sheet Build out of merchant meant CapEx exceeded cash generation Free cash flow negative due to clause recovery timing and investment opportunities Expect to be cash flow positive subject to investment opportunities Dividend raised every year since 1995 Strong financial position can support continued competitive dividend payout Dividend payout comparable to that of our peers

Sound Credit Profile Reflected on Balance Sheet and Credit Ratings Total Debt to Total Capitalization FPL Group Industry Average 56% 62% S&P Moody's Fitch FPL Group, Inc. Issuer FPL First Mortgage Bonds FPL Group capital senior Unsecured A/Negative A2/Stable A/Stable A/Negative Aa3/Stable AA /Stable A /Negative A2/Stable A/Stable 1 See appendix for more detailed credit statistics Total Debt to Total Capitalization as of 12/31/04 for FPL Group and 9/30/04 for the Industry Average. Credit ratings as of May 11, 2005.

Growing, Stable Dividend Historical dividend $1.04 $1.08 $1.12 $ 1.16 $1.20 $1.30 $1.42 99 00 01 02 03 04 051 2/15 raised quarterly dividend by 3% Dividend payout 11 55% 61% Fpl group industry average1 1 Annualized split adjusted quarterly dividend 2 Dividend payout is based on earnings of $2.50, the mid point of 2005 EPS estimate range as of April 26, 2005. Guidance as of April 26, 2005. FPL's policy is to issue earnings guidance with its quarterly earnings release Dividend payout is based on 2005 First Call EPS estimate

FPL Group A Powerful Investment Growing electricity demand in our territory Moderate risk approach Sound fundamentals, disciplined approach Outstanding operating performance Well diversified by region and fuel source Proven track record Collaborative and progressive regulatory environment Disciplined hedging/ optimization Attractive, realistic growth prospects Low environmental risk Wind and nuclear creating substantial value Financial strength and discipline

FPL Group
Appendix

Although the Damage Was Extensive hurricane Charley Frances Jeanne Landfall on 08/13 09/0509/26 Category 4 2 3 Affected: Customers 874,000 2,786,300 1,737,400 Counties 22 35 35 Replaced: Poles 7,226 3,890 2,390 Transformers 5,159 3,011 3,037 Miles of conductor 925 575 254 Personnel 13,500 16,738 16,566 Days of restoration 13 12 8 Charley Frances Jeanne Data as of 12/03/04

Progress Was Quickly Made During Restoration Efforts Percent of customers restored (%) 25 50 75 100 Jeanne Frances Charley Days of restoration 1 2 3 4 5 6 7 8 9 10 11 12 13 Data as of 12/03/04

FPL Group Schedule of total Debt and Equity Long term debt and preferred stock, including current maturities, commercial paper, and notes payable: Equity linked debt securities Junior Subordinated Debentures 2 Project debt: Natural gas fired assets Wind assets Debt with partial corporate support: Natural gas fired assets Other long term debt and preferred stock, including current maturities, commercial paper, and notes payable Total debt and preferred stock Junior Subordinated Debentures 2 Common shareholders' equity Equity linked debt securities Total capitalization, including debt due within one year Debt ratio As of 01/21/05. 1 Ratios exclude impact of imputed debt for purchase power obligations 2 Adjusted to reflect preferred stock characteristics of these securities (preferred trust securities)

Overview of Storm Reserve Fund Established in 1946 as an unfunded reserve and first funded in 1958 Designed to cover non insured storm losses and insurance deductibles Became more significant after 1992 due to lack of affordable insurance after Hurricane Andrew FPL maintains commercial insurance for its power plants Lost revenues are not recoverable Regulated by the FPSC sets ratemaking and accounting treatment establishes estimated reserve, annual accrual and contributions has no specific investment restrictions FPL currently accrues $20 million per year for the storm reserve rate case requests substantial increase Current rate agreement contemplated possibility of restoration costs above reserve and recovery of deficit Deficit of $536 million to be recovered subject to prudency hearings

Cautionary Statements And Risk Factors That May Affect Future Results

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (Reform Act), FPL Group, Inc. (FPL Group) and Florida Power & Light Company (FPL) are hereby filing cautionary statements identifying important factors that could cause FPL Group's or FPL's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of FPL Group and FPL in this presentation, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the following important factors (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could cause FPL Group's or FPL's actual results to differ materially from those contained in forward-looking statements made by or on behalf of FPL Group and FPL.

Any forward-looking statement speaks only as of the date on which such statement is made, and FPL Group and FPL undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

The following are some important factors that could have a significant impact on FPL Group's and FPL's operations and financial results, and could cause FPL Group's and FPL's actual results or outcomes to differ materially from those discussed in the forward-looking statements:

- FPL Group and FPL are subject to changes in laws or regulations, including the Public Utility Regulatory Policies Act of 1978, as amended (PURPA), the Public Utility Holding Company Act of 1935, as amended (Holding Company Act), the Federal Power Act, the Atomic Energy Act of 1954, as amended and certain sections of the Florida statutes relating to public utilities, changing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission (FERC), the Florida Public Service Commission (FPSC) and the utility commissions of other states in which FPL Group has operations, and the U.S. Nuclear Regulatory Commission (NRC), with respect to, among other things, allowed rates of return, industry and rate structure, operation of nuclear power facilities, operation and construction of plant facilities, operation and construction of transmission facilities, acquisition, disposal, depreciation and amortization of assets and facilities, recovery of fuel and purchased power costs, decommissioning costs, return on common equity (ROE) and equity ratio limits, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs). The FPSC has the authority to disallow recovery by FPL of any and all costs that it considers excessive or imprudently incurred.
- The regulatory process generally restricts FPL's ability to grow earnings and does not provide any assurance as to achievement of earnings levels.
- FPL Group and FPL are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, wildlife mortality, natural resources and health and safety that could, among other things, restrict or limit the output of certain facilities or the use of certain fuels required for the production of electricity and/or require additional pollution control equipment and otherwise increase costs. There are significant capital, operating and other costs associated with compliance with these environmental statutes, rules and regulations, and those costs could be even more significant in the future.

FPL GROUP

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FPL Group is likely to encounter significant competition for acquisition opportunities that may become available as a result of the consolidation of the power industry.  In addition, FPL Group may be unable to identify attractive acquisition opportunities at favorable prices and to successfully and timely complete and integrate them.FPL Group and FPL rely on access to capital markets as a significant source of liquidity for capital requirements not satisfied by operating cash flows.  The inability of FPL Group, FPL Group Capital Inc (FPL Group Capital) and FPL to maintain their current credit ratings could affect their ability to raise capital on favorable terms, particularly during times of uncertainty in the capital markets, which, in turn, could impact FPL Group's and FPL's ability to grow their businesses and would likely increase interest costs.FPL Group's and FPL's results of operations are affected by changes in the weather.  Weather conditions directly influence the demand for electricity and natural gas and affect the price of energy commodities, and can affect the production of electricity at wind and hydropowered facilities.FPL Group's and FPL's results of operations can be affected by the impact of severe weather which can be destructive, causing outages and/or property damage, and could require additional costs to be incurred.  Recovery of these costs is subject to FPSC approval.FPL Group and FPL are subject to costs and other effects of legal and administrative proceedings, settlements, investigations and claims, as well as the effect of new, or changes in, tax laws, rates or policies, rates of inflation, accounting standards, securities laws or corporate governance requirements.FPL Group and FPL are subject to direct and indirect effects of terrorist threats and activities.  Generation and transmission facilities, in general, have been identified as potential targets.  The effects of terrorist threats and activities include, among other things, terrorist actions or responses to such actions or threats, the inability to generate, purchase or transmit power, the risk of a significant slowdown in growth or a decline in the U.S. economy, delay in economic recovery in the United States, and the increased cost and adequacy of security and insurance.FPL Group's and FPL's ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by national, state or local events as well as companyspecific events.FPL Group and FPL are subject to employee workforce factors, including loss or retirement of key executives, availability of qualified personnel, collective bargaining agreements with union employees or work stoppage.The issues and associated risks and uncertainties described above are not the only ones FPL Group and FPL may face.  Additional issues may arise or become material as the energy industry evolves.  The risks and uncertainties associated with these additional issues could impair FPL Group's and FPL's businesses in the future.

FPL Group